

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

18th February 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's press release for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

3/7

DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc




CATHAY PACIFIC

Media Information

23 February 2005

FOR IMMEDIATE RELEASE

CATHAY PACIFIC ANNOUNCES SINGAPORE DOLLAR BOND ISSUE

Cathay Pacific Airways today announced the issue of S$225 million (HK$1.07 billion) five-year fixed rate notes in Singapore. Strong interest from institutional investors meant the issue was oversubscribed by about 1.7 times, indicating the market's confidence in the prospects of the airline.

The five-year fixed-rate note issue bears a coupon price of 3.0575 percent a year, payable semi-annually. The notes were issued by Cathay Pacific's wholly owned subsidiary, CPA Finance (Cayman) Limited and fully guaranteed by the airline. It was launched jointly by DBS Bank and Standard Chartered Bank. Application has been made to have the bonds listed on the Singapore Exchange Securities Trading Limited.

Cathay Pacific Airways General Manager Corporate Finance Keith Fung said: "The Singapore Dollar bond issue represents a diversification of funding opportunities in a new market to Cathay Pacific and we are pleased with the strong demand from investors in this financing which reflects confidence in our credit."

FOR FURTHER INFORMATION PLEASE CONTACT:

Carolyn Leung, Corp Comm Manager, Public Affairs, (852) 2747-5393 or 7901 5393
Maria Yu, Corp Comm Mgr, Media Relations, (852) 2747-5363 or 9156 8431or 7901 5368

The Cathay Pacific Website can be found at ***www.cathaypacific.com***